



Frank Value Fund

Updated 09/30/2008

Managed by Frank Capital Partners LLC

- Founded in 2003
- Our firm invests in companies we believe are selling at significant discounts to their intrinsic value
- $10.0 mln assets under management

Fund Details

NASDAQ Symbol	FRNKX
Cusip	352005102
Inception date	July 21, 2004

Minimum Investment

Initial	$3000
Subsequent	$100

Management Fees

1.5% annual flat fee

The Fund's investment objective, risks, charges, and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-866-706-9790 or by visiting www.FrankFunds.com. Please read the prospectus carefully before you invest or send money.

Investment Objective

- Long-term capital appreciation

Investment Strategy

- The number-one focus of our strategy is: "do not lose money." We are conservative and strive to minimize the downside risks in our investments.
- We apply time-tested value investing principles to areas of the market other funds often overlook.
- Of the few companies that survive our model, even less pass our strict research. We insist on fiscal responsibility, excellent management, a quality business, and a cheap stock price.

Investment Advantages

- Special Situations: We also apply our strategy to special situations such as spin-offs. Due to the complex nature of these transactions, we believe these companies are often mispriced and offer high potential returns.
- Small Fund Size: The size of our Fund and lack of big company administration allows us to be agile and take advantage of value opportunities found in quality companies of all sizes. These companies may not be on the radar of larger money managers whose research is sometimes limited to those firms followed by traditional equity research providers.
- Concentration: We allow more flexibility in the Fund's position sizes for a strict focus on securities we believe to be the most attractive.

Portfolio Characteristics[1] – As of September 30, 2008

Statistics

Number of issues	35

Top Ten Holdings

Cisco Systems	5.4%
American Express	4.7%
Ebay	4.6%
Petmed Express	4.6%
Rand Logistics	4.0%
Trueblue	3.6%
Bed Bath & Beyond	3.4%
Computer Programs & Systems	3.4%
Prestige Brands Holdings	3.4%
Nathan's Famous	3.3%

Top Sectors

Finance Services	8.8%
Pharmaceutical Preparations	6.6%
Computer Communications	5.3%
Business Services	4.6%
Drug Stores	4.6%

Asset Allocation

Equities 94.8%
Cash/other 5.2%

[1] Percentages are based on total portfolio and are subject to change at any time. For informational purposes only and not to be considered a recommendation to purchase or sell any security.

Investment products • Not FDIC insured • No bank guarantee • May lose value

Alfred Frank
Co-Manager and President

Alfred has been co-managing the Frank Value Fund since its inception. After working in the brokerage and hedge fund industries, he co-founded Frank Capital Partners in June 2003. Alfred has a BS and MS from Stevens Institute of Technology. He has a Series 65 license and is personally invested in the Fund.

Brian Frank
Co-Manager and CFO

Brian has been co-managing the Frank Value Fund since its inception. After working in private equity, he co-founded Frank Capital Partners in June 2003. Brian has dual BS degrees from New York University's Stern School of Business. He has a Series 65 license and is personally invested in the Fund.

Average Annual Total Returns*	1 year	3 year	Since Inception
Frank Value Fund as of 09/30/08	-15.82%	3.24%	4.20%
S&P 500 as of 9/30/08	-21.97%	0.22%	3.26%

Calendar Year Total Returns*	YTD	2007	2006	2005	2004
Frank Value Fund as of 09/30/08	-16.26%	7.29%	16.18%	-0.56%	14.50%
S&P 500 as of 09/30/08	-19.28%	5.50%	15.80%	4.91%	10.88%

Growth of a $10,000 investment – Inception to September 30, 2008



* All performance reported after fees. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Performance data quoted represents past performance as of September 30, 2008 and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the Fund at 1-866-706-9790 or visiting our website at www.FrankFunds.com. Returns include reinvestment of any dividends and capital gain distributions.

The Fund's investment objective, risks, charges, and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-866-706-9790 or by visiting www.FrankFunds.com. Please read the prospectus carefully before you invest or send money.

Investment products • Non FDIC insured • No bank guarantee • May lose value